SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of February

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82 ☐.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ PEDRO TOLL

Name:	Pedro Toll
Title:	Deputy Manager

Bladex

DECLARES SPECIAL DIVIDEND OF US$2.00 PER SHARE ($77.8 MILLION)

Panama City, Republic of Panama, February 4, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”), announced today that its Board of Directors declared a special cash dividend of US$2.00 per common share, or $77.8 million, payable on April 11, 2005 to shareholders of record as of March 28, 2005, along with the quarterly common dividend.

As of January 31, 2005, Bladex had 38,897,079 shares of common stock of all classes outstanding.

The Bank’s US$50 million three-year open market stock repurchase plan, of which US$7.5 million has been utilized to date, remains in effect.

Jaime Rivera, Chief Executive Officer, stated, “This decision is consistent with our view of allocating capital to support the Bank’s growth and providing for a solid financial position, while looking after the interests of our shareholders.  The timing and amounts largely reflect the results obtained in the management of our Argentine portfolio.” Rivera concluded.

The Bank will release its fourth quarter 2004 results on Tuesday, February 15, 2005, and it will hold a conference call to discuss these results, on Wednesday, February 16, 2005.

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks and institutional and retail investors.  Through December 31, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$129 billion.

For further information, please access our web site on the Internet at www.blx.com or contact:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8581, E-mail: cyap@blx.com

-or-

i-Advize Corporate Communications, Inc.,
80 Wall Street, Suite 515,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com